February 4, 2003

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

03003639

03 FEB -5 AM 7:21

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

BOMBARDIER INC.

- *Montréal, November 25, 2002* – Appointment at Bombardier
- *Montréal, January 28, 2003* – Appointment at Bombardier

BOMBARDIER AEROSPACE

- *Toronto, November 25, 2002* – Bombardier Aerospace signs heavy maintenance contract with Air Wisconsin

BOMBARDIER TRANSPORTATION

- *Montréal, November 1st, 2002* – Bombardier receives $108 million Cdn order for diesel multiple units in Australia
- *Montréal, November 21, 2002* – Bombardier Transportation signs global information technology outsourcing contract with CSC
- *Porto (Portugal), December 7, 2002* – Bombardier participates in launch of Porto light rail system in Portugal
- *Montréal, December 11, 2002* – Bombardier receives a $378 million Cdn order for the delivery of multi-level commuter cars to NJ Transit in New Jersey, United States
- *Montréal, December 19, 2002* – Bombardier receives additional order for metro cars in Shanghai, China
- *Montréal, January 9, 2003* – Bombardier receives orders from the Swiss Railways valued at $170 million
- *Montréal, January 10, 2002* – Bombardier receives additional order for electric locomotives and double-deck coaches in Germany
- *Montréal, January 15, 2003* – Bombardier and Skoda agree on extensive co-operation in rail vehicle production for Eastern Europe

BOMBARDIER RECREATIONAL PRODUCTS

- *Gunskirchen, Austria, November 6, 2002* – Bombardier opens state-of-the-art Rotax engine test centre in Austria
- *Sturtevant, Wis., November 6, 2002* – Bombardier signs 2,250th dealership

- *Sturtevamt, Wis., November 7, 2002* – Bombardier sells Fish Hawk

- *Sturtevant, Wis., December 3, 2002* – Bombardier signs agreement with Genmar to supply Evenrude and Johnson outboard engines

- *Paris, France, December 6, 2002* – Bombardier enters strategic supply agreement with Groupe Beneteau

- *Valcourt, Québec, Canada and Moline, Illinois, U.S., January 23, 2003* – Bombardier, Deere announce strategic alliance for product development

- *Sturtevant, Wis., January 24, 2003* – Bombardier secures engine supplier agreement with over 90 boat manufacturers

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

* * * * * * *

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ____ day of ________, 2003.

____

Name:
Title:

03 FEB -5 AM 7:21

PRESS RELEASE

BOMBARDIER

APPOINTMENT AT BOMBARDIER

Montréal, Nov. 25, 2002 — Bombardier Inc. announces the following appointment, effective today.

Richard Bradeen, currently Vice President, responsible for Defence Services, Belfast City Airport, Amphibious Aircraft and Structured Finance, will, on an interim basis, in addition to his current role, assume the responsibility for Corporate Audit and Risk Assessment.

Carole Lamarche, currently Vice President, Corporate Audit and Risk Assessment, has decided to leave Bombardier to pursue other professional interests.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 totalled $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

BOMBARDIER

APPOINTMENT AT BOMBARDIER

Montréal, Jan. 28, 2003 - Bombardier Inc. announces the following appointment, effective Feb. 3, 2003.

Mr. William J. Fox is appointed Senior Vice President, Public Affairs. Mr. Fox will report to the President and Chief Executive Officer.

Mr. Fox was Senior Vice President, Public Affairs at Canadian National, responsible for public and government relations.

Mr. Yvon Turcot, currently Senior Vice President, Public Affairs, will leave the Company on Jan. 31, 2003 to pursue other professional interests.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montreal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 totalled $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE SIGNS HEAVY MAINTENANCE CONTRACT WITH AIR WISCONSIN

Toronto, Nov. 25, 2002 – Bombardier Aerospace announced today that it has signed an exclusive five-year contract with Air Wisconsin to provide heavy maintenance on the airline's fleet of Bombardier CRJ200* regional jets. Renewals could extend the contract period to eight years.

The maintenance will include "C" checks conducted every 4,000 aircraft flying hours as well as structural inspections every two years. Based on current firm orders, the Air Wisconsin fleet will grow to 58 aircraft during the initial five years.

The work will be performed at the Bombardier-owned West Virginia Air Center (WVAC) in Bridgeport, West Virginia, the leader in regional and business jet maintenance services. The Center has hosted 310 aircraft visits so far in 2002.

"As Air Wisconsin continues to expand their operations throughout the United States and Canada, it is extremely important that we maintain our reputation for safe, reliable aircraft, " said Daniel Boggs, managing director, maintenance, Air Wisconsin. "I have no doubt that Bombardier through their West Virginia Air Center will be able to maintain the high standards that we demand. We are looking forward to a long and successful relationship."

Air Wisconsin presently has 342 daily departures servicing 52 cities in 25 states, including Edmonton and Winnipeg, Canada. Air Wisconsin currently is operating for United Express and Air Tran.

“We have guaranteed to Air Wisconsin a fixed cost and time out of service for scheduled heavy maintenance of their Bombardier CRJ200 fleet,” said Jeff Mihalic, vice-president and general manager, customer services, Bombardier Aerospace, Regional Aircraft. “This allows Air Wisconsin to know its maintenance costs and aircraft allocation requirements over a long period of time. As a result, the airline will continue to realize the profit potential of its regional jets.”

Downtime for the Bombardier CRJ* maintenance checks will range from three to six days, depending on the nature of the inspection.

The West Virginia Air Center employs close to 350 people and has trained more Bombardier CRJ technicians than any other location. The Center’s commitment to excellence in training has earned the U.S. Federal Aviation Administration’s coveted Diamond Award for three consecutive years. The Center received ISO 9002 certification in February 2001 and AS9100 in March 2002.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
Images of the West Virginia Air Center and the Bombardier CRJ200 are available on our Web site photo gallery at: **www.aero.bombardier.com/htmen/F14.jsp**

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES $108-MILLION CDN ORDER FOR DIESEL MULTIPLE UNITS IN AUSTRALIA

Montréal, Nov. 1, 2002 - Bombardier Transportation has been awarded a contract valued at approximately $108 million Cdn ($125 million Australian) from the Victorian State Government and V/Line to provide passenger rolling stock for regional services in Victoria, Australia. This is a follow-on order to a contract awarded to Bombardier Transportation in November 2001 and includes the manufacture of nine two-car diesel multiple units (DMUs) and a 15-year maintenance agreement. This brings the total contract value to approximately $464 million Cdn ($535 million Australian), representing a total of 38 two-car DMUs and an agreement for maintenance of these trains for a period of 15 years. Deliveries of the 38 trains are scheduled to take place from late 2004.

The state-of-the-art *Vlocity 160* stainless steel trains have been designed in Australia using Bombardier Transportation's local engineering expertise and global know-how. Bombardier Transportation's facility in Derby, UK will provide the bogies; its Västerås, Sweden site will supply the train control system. These trains, which will be manufactured at Bombardier's Dandenong facility in Victoria, will feature significant levels of Australian content.

Commenting on the announcement, Dan Osborne, Chief Country Representative of Bombardier Transportation in Australia stated: "This partnership with the Victorian State Government and V/Line will help provide regional Victoria with a world-class rail vehicle. By working with local suppliers, Bombardier Transportation shows its commitment to supporting the local rail manufacturing industry."

Bombardier Transportation's Dandenong plant has been manufacturing trains and trams for Australian railways for over 25 years. Bombardier Transportation, which employs over 200 people in Australia, is currently working on manufacturing or service contracts in Victoria, Queensland, New South Wales and Western Australia.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montreal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Co-ordinator, Communications
+450 441 8130

03 FEB -5 AM 7:21

PRESS RELEASE

BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER TRANSPORTATION SIGNS GLOBAL INFORMATION TECHNOLOGY OUTSOURCING CONTRACT WITH CSC

Montréal, Nov. 21, 2002 - Bombardier Transportation today announced that it has signed an exclusive seven-year, $1.11-billion Cdn (695-million Euro) contract with California-based Computer Sciences Corporation (CSC), for the provision of information technology (IT) services across more than 200 sites around the world.

Under the terms of the contract CSC will provide Bombardier Transportation with desktop, help desk, call centre, data centre, network and application management services. Localised services agreements will be approved following employee consultations in accordance with country-specific procedures. On completion of these agreements approximately 625 employees and contractors are expected to transfer to CSC in February 2003 in Europe, the Americas, Australia and Asia.

Commenting on the contract, Pierre Lortie, Bombardier Transportation's president and chief operating officer said: "This outsourcing project is of strategic importance for Bombardier Transportation. CSC will work with us to deliver an IT transformation programme that will deliver a high quality, cost effective and scalable IT platform that will support the rapid deployment of Bombardier Transportation's business development programmes, improving service, reducing costs and enhancing business agility."

Founded in 1959, Computer Sciences Corporation is one of the world's leading information technology (IT) services companies. CSC's mission is to provide customers in industry and government with solutions crafted to meet their specific challenges and enable them to profit from the advanced use of technology. Headquartered in El Segundo, Calif., CSC has more than 65,000 employees in locations worldwide, including some 21,000 in Europe.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For more information: Linda Coates
Vice President, Communications and Public Relations
Tel: +450 441 3050

03 FEB -5 AM 7:21

PRESS RELEASE

BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER PARTICIPATES IN LAUNCH OF PORTO LIGHT RAIL SYSTEM IN PORTUGAL

Porto (Portugal), December 7, 2002 – Bombardier Transportation and its Normetro Consortium partners participated today in the Inauguration Ceremony to launch Line A, the first line of the four-line Porto Metro system. Portugal's Prime Minister, Durão Barroso, presided at the celebration accompanied by other dignitaries.

The occasion marked the completion of the first 12-km of Line A (or "Blue Line"). Full revenue service of Line A commenced following the inauguration festivities, and featured an initial fleet of 23 Eurotram 100% low-floor vehicles, which were manufactured by Bombardier Transportation at its Amadora (Portugal) facility.

On the occasion, Manuel Norton, Chief Country Representative of Bombardier Transportation in Portugal stated: "Portuguese specialists, including designers and engineers, were instrumental in the development of the latest generation of the Eurotram, contributing to the success of this project. We are confident that this a state-of-the-art vehicle will be a breakthrough in Portugal's urban transportation network."

Patrice Pelletier, President, Total Transit Systems, Bombardier Transportation, added, "This strategic project in Portugal reinforces Bombardier's worldwide position as a leading provider of transportation systems. The Porto Eurotram's unique design and innovative features will soon become a landmark for this great city, providing comfortable and reliable service for the travelling public."

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Luis Ramos
Public Relations & Public Affairs, Portugal
Tel: + 35 1 21 496 9554

PRESS RELEASE

03 FEB -5 AM 7:21

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES A $378-MILLION CDN ORDER FOR THE DELIVERY OF MULTI-LEVEL COMMUTER CARS TO NJ TRANSIT IN NEW JERSEY, UNITED STATES

Montréal, Québec, December 11, 2002 - Bombardier Transportation today announced that it received an order from NJ TRANSIT for the supply of 100 multi-level vehicles to increase train system capacity. NJ TRANSIT received unanimous approval from its Board of Directors to contract with Bombardier, subject to execution of an agreement between NJ TRANSIT and the Port Authority who is funding the project. Valued at $378 million Cdn ($243 million US), the contract calls for the design, manufacture and delivery of new multi-level commuter cars. It includes options for up to 176 additional multi-level vehicles which, if exercised, would bring the total value of the order to $817 million Cdn ($525 million US).

Commenting on today's announcement, William Spurr, President of Bombardier Transportation, North America, said "We look forward to working with our customer, NJ TRANSIT, to supply these highly popular multi-level vehicles. This order reaffirms our position as the leading supplier of passenger rail equipment in United States. The project will benefit from our reinforced approach to project management and lean design and manufacturing processes."

Mr. Spurr added that "NJ TRANSIT is already an established customer with Bombardier-built Comet II, III and IV push-pull commuter cars, some of which have been in service now for over twenty years. We welcome the opportunity to extend our relationship with NJ TRANSIT with this significant contract."

The stainless steel carbodies will be manufactured at Bombardier's La Pocatière, Québec, plant with final assembly at the Plattsburgh, NY plant. Six Pilot Cars will be delivered in July 2005, some 30 months after Notice to Proceed and will undergo a six-month test program. Delivery of the remaining cars will begin after the testing is completed.

In North America, Bombardier Transportation is the leader in high-speed rail, commuter rail, automated rapid transit and automated guideway transit systems. It also maintains two of the largest multi-level commuter fleets in Canada and the United States.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Carol Sharpe
Director, Public Affairs and Communications
North America
(450) 441-8156

PRESS RELEASE

03 FEB -5 AM 7:21

BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES ADDITIONAL ORDER FOR METRO CARS IN SHANGHAI, CHINA

Montréal, December 19, 2002 – Bombardier Transportation and the Changchun Car Company (CCC) are pleased to announce that their joint venture, Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC) has received an order from Shanghai Metro Operation Company for the supply of 60 metro cars (ten six-car trainsets). The vehicles will be used for Shanghai Metro Line 1.

The order is valued at $121 million Cdn (76 million Euro), and Bombardier Transportation's share is valued at approximately $78 million Cdn (49 million Euros).

The trains will be built at the CBRC plant in Changchun, Jilin Province in Northeast China (approximately 800 km Northeast of Beijing). The bogies are to be designed and manufactured by Bombardier at its Derby, UK facility as well as by CRBC locally in China. Propulsion equipment will be supplied by Bombardier's Västerås, Sweden site. The metro trainsets are scheduled to be delivered between June 2004 and May 2005, with revenue service scheduled to commence in 2004.

The 140 metre-long high-capacity metro trains are based on the latest modular technology to respond to local content requirements. They incorporate advanced Bombardier Transportation designs such as the modular aluminum carbody, state-of-the-art Mitrac propulsion, and high-performance bogies.

Olof Persson, President, Metros, Bombardier Transportation, was very pleased with the order and commented, "Once again the customer has shown their trust in our products and in our people. The Shanghai metro system will benefit from these new vehicles, which incorporate the latest technology, and these new vehicles will be well received by the travelling public. "

Bombardier has two current rolling stock joint ventures in China. The first one, CBRC, was formed with Changchun Car Company in 1996. It is dedicated to the production of metro vehicles. Two contracts have already been awarded to CBRC, one by the City of Guangzhou for 156 vehicles for their Line 2. The City of Shenzhen also ordered 132 metro cars for Phase 1 of its metro network.

The second joint venture, Bombardier Sifang Power (Qingdao) Transportation Ltd., was formed in 1998 by Bombardier Inc., Power Pacific Corporation Limited and China National Railways Locomotive and Rolling Stock Industrial Corporation (LORIC) to produce mass transit railcars. Its production facility is located at the plant of Sifang Locomotive and Rolling Stock Works, a LORIC subsidiary, in Qingdao, Shandong Province, 550 km South East of Beijing. It received its first contract in 1999 from the Ministry of Railways in China to supply 300 high-grade intercity cars. Delivery of the first vehicles is scheduled for early 2003.

As consortium leader for rolling stock, Bombardier Transportation has already delivered to China the metro systems for Shanghai Line 1 and Line 2 (96 cars for Line 1 and an additional 222 cars for Line 2.), Guangzhou Line 1 (126 cars) and Hong Kong Airport Express Line (184 cars).

Including its joint ventures, Bombardier Transportation currently employs approximately 900 people in China. It has offices located in Beijing, Shanghai, Guangzhou and Hong Kong in addition to its joint venture facilities.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE THROUGH OUR WEB SITE

For information: Lydia Dufresne
Co-ordinator, Communications
(450) 441 8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES ORDERS FROM THE SWISS RAILWAYS VALUED AT $170 MILLION

New vehicles strengthen intercity fleet in Switzerland

Montreal, January 9, 2003 – A consortium comprised of Bombardier Transportation and Alstom has received orders from the Swiss Federal Railways (SBB) to manufacture additional 30 IC-Bt steering cars and 21 IC-2000 second-class cars. Furthermore, SBB has ordered the refurbishment of 16 IC-2000 dining cars. The total value of the orders is approximately $190 million Cdn (170 million Swiss Francs). Bombardier's share as consortium leader is approximately $170 million Cdn (152 million Swiss Francs). The steering cars are scheduled to be delivered from April 2004 until February 2005, the IC-2000 double-deck cars from December 2003 until June 2004. The first refurbished dining cars should resume operation already in June 2003.

"With the new IC-trains, Bombardier furthers expand SBB's long-distance fleet. This new quality will once again heighten the appeal of rail transportation in this traditional railway country," said Rik Dobbelaere, President, Intercity Trains, Bombardier Transportation.

The IC 2000 double-deck cars will ease the permanently growing IC-traffic in Switzerland, just like the steering cars which allow for the operation of additional commuter trains. In the course of the dining car refurbishment, the upper deck shall become a comfortable restaurant again, while the lower deck is envisaged for quick snacks.

Production of these new double-deck cars and steering cars will take place at Bombardier's facility in Pratteln, Switzerland, where the same type of vehicles have been manufactured since 1996. Bombardier's site in Dunakesi (Hungary) will participate in the modernization of the dining cars. Alstom will supply the bogies from its plant in Neuhausen, Switzerland.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Lydia Dufresne
Co-ordinator, Communications
(450) 441 8130

PRESS RELEASE

BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES ADDITIONAL ORDER FOR ELECTRIC LOCOMOTIVES AND DOUBLE-DECK COACHES IN GERMANY

Montréal, Jan. 10, 2003 – Bombardier Transportation has received an order from the Local Transport Authority of Lower Saxony (LNVG) in Germany for the delivery of another 40 double-deck coaches and eight locomotives, including their maintenance for 15 years. The contract is valued at approximately $212 million Cdn (130 million Euros). This order brings to 106 the number of double-deck coaches, and to 18 the number of locomotives ordered by LNVG from Bombardier Transportation since January 2002. The trains are scheduled to be delivered between July and October 2005.

The electric locomotive of the class 146.1 is a further development of the freight locomotive, class 185, and has been specifically designed for local and regional transport. For instance, the train's destination is indicated in a display across both front windows. Other features include a passenger information system and a door control function. The locomotive's maximum speed of 160 km/h makes it also suitable for regional express transport. The vehicles will be manufactured at Bombardier's facility in Kassel, Germany.

The 40 state-of-the-art double-deck coaches feature first and second class compartments and are being produced both as cab cars and as trailer cars. All vehicles will be produced at Bombardier's plant in Görlitz, Germany where more than 1000 double-deck coaches have already been produced for Deutsche Bahn. The Bombardier double-deck trains are very popular worldwide and successfully in service for local and regional transport in the Netherlands, Denmark, Switzerland and Israel.

Jürgen Fleischer, President Regional & Commuter, Bombardier Transportation, pointed out: "This follow-on order for double-deck cars and locomotives is further proof of our competence to build complete regional trains. We are convinced that the new vehicles will provide an additional boost to the local and regional transport in Lower Saxony."

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Lydia Dufresne
Co-ordinator, Communications
(450) 441 8130

PRESS RELEASE

03 FEB -5 AM 7:21

BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER AND ŠKODA AGREE ON EXTENSIVE CO-OPERATION IN RAIL VEHICLE PRODUCTION FOR EASTERN EUROPE

Montréal, Jan. 15, 2003 –Bombardier Transportation and the new owner of Škoda Holding, Appian Group, today agreed on extensive co-operation in the field of rail vehicle manufacture for Eastern Europe. Bombardier Transportation's co-operation partner is the Czech-based subsidiary of Škoda Holding, Škoda Dopravni Technika (ŠDT), one of the largest rolling stock producers in Eastern Europe.

In view of upcoming tenders in the Czech Republic, Russia and Slovakia, the first co-operation project will be about an electric high-speed locomotive developed by Bombardier Transportation. The new triple-system locomotive, which will be manufactured at ŠDT under license from Bombardier Transportation, is intended for operation in the Czech Republic, Slovakia, and other Eastern European countries. Under the agreement, Bombardier will supply the propulsion and control equipment, while ŠDT will be responsible for project management, technical preparation of the manufacturing process, production, and trial operation under supervision by Bombardier experts. Another venture under consideration is the joint modernization of electric and diesel-electric locomotives in Russia, the Czech Republic, and Slovakia. Furthermore, it is being considered to involve Škoda as a producer of systems and components for Bombardier Transportation.

Wolfgang Tölsner, President, Locomotives & Freight, Bombardier Transportation, says "This agreement will give Škoda Dopravni Technika access to Bombardier's cutting-edge know-how, ensuring that Czech rail operators have a competent rolling stock producer they can continue to rely on in the future. The agreement also provides Bombardier Transportation with another important access to the very promising markets in Eastern Europe and enables Bombardier to broaden its presence in this region."

Martin Roman, Chairman of the Board of Directors at Škoda Holding, adds, "Bombardier Transportation is the ideal partner for us in the field of rolling stock. The company has all the know-how we need to turn out successful projects. We are confident that, together with Bombardier Transportation, we can be successful on other markets, too. Co-operation with an internationally powerful partner on the demanding development of the new locomotive and other projects is the ideal solution for us as we seek to progress and become more competitive in the railway industry."

Škoda Dopravni Technika is the largest Czech rail vehicle producer and one of the largest manufacturers of rolling stock in Central Europe. At its Pilsen plant about 700 employees build electric locomotives, low-floor trams, metro trains, and electric multiple units.

Škoda Holding currently comprises 18 subsidiaries. It employs 6,500 people and includes business areas such as metallurgy and forging (e.g. giant crankshafts), equipment for traditional and nuclear power facilities, petrochemicals, heavy machine tools, trolley-buses and traction-powered vehicles, sugar refinery equipment, curing and hydraulic presses, and industrial gears. The holding's revenues in 2001 came to EUR 460.9 million (CZK 13.8 billion), 63% of which is from exports.

The US-based investment company Appian Group recently acquired the whole of Škoda Holding. At the end of 2002, Appian Group reached an agreement with the two previous shareholders on the buyout of 100% of the shares in the holding; the sale of the state-held stake has been approved by the Czech government. As the new owner, Appian Group has already declared that the core businesses it is keen to develop further under the Škoda brand are the holding's energy and transport divisions.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Lydia Dufresne
Co-ordinator, Communications
Phone: +450 441 8130

PRESS RELEASE

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER OPENS STATE-OF-THE-ART ROTAX ENGINE TEST CENTRE IN AUSTRIA

Gunskirchen, Austria, November 6, 2002 – Bombardier Recreational Products announces the opening of a new test centre at its Rotax® engine manufacturing plant in Gunskirchen, Austria. The state-of-the-art test centre, completed at a cost of $6,230,000 CDN (EUR 4,000,000), includes a new measurement facility and a new test stand where up to 35 employees will be working.

Along with new machines and techniques, the new facility is testimony to the continuous investment by Bombardier-Rotax in the development of new engine technologies. Foremost among these are the new engine families under the name 4-TEC™ (for four-stroke engine) and 2-TEC™ (for two-stroke electronic injection engine) that are meeting the challenges of increasing standards and demands. The new test centre will enhance, facilitate and promote advancements in these cleaner, more powerful and higher quality engines, such as the ROTAX V2 1004 4-TEC snowmobile engine, which has already gone into serial production.

"Innovation, quality and reliability have always been the strengths of Rotax engines. This new Test Centre is part of our initiative to develop a world-class production process to spearhead the development of our new generation of engines into the future," stated Dipl.-Ing. Harald Plöckinger, Managing Director of Bombardier-Rotax.

Highlights of the **Measurement Centre** include:

- Provides measurement and test capabilities at the highest technical level in the industry;
- Acts as a service centre for the development, assembly and production departments, while also providing services for Bombardier partners;
- Central location within the company and joint use by various personnel increase the opportunities for creative and development synergies;
- Offers new capability for training and instruction in measurement and for checking technology.

Highlights of the **Test Stand Building** include:

- Designed for high performance engines up to 350hp;
- Makes testing possible for complete engine units with original cooling system, exhaust system and drive shaft;
- 24-hour and fully automated operation allows more timely completion of testing procedures;
- State-of-the-art sound isolation technique permits quieter operation.

The new test centre is an integral part of the ongoing commitment to excellence in product development and manufacturing processes at Bombardier-Rotax. This commitment also includes adaptation of the work and organisational techniques, and the work time model (e.g. multi shift operation). In addition, the Rotax-Quality-Production-System (RQPS), now in its third year of implementation, makes these organisational changes even more effective. RQPS is a comprehensive quality program, which guarantees outstanding performance regarding safety, quality and productivity based on teamwork and personal responsibility. Human development and cost reduction are also key factors.

"Every single employee of Bombardier-Rotax plays an important role in advancing our technological leadership," Mr. Plöckinger emphasised, "and now their dedication is matched by the very best test centre available in the industry."

The new facility is part of the product development, modernisation and human development investments that have enabled Bombardier to maintain and extend its worldwide leadership in engine quality and technology.

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier™ ATVs, Sea-Doo® watercraft and sport boats, Bombardier Fish Hawk™ fishing boats as well as Evinrude® and Johnson® outboard marine engines and Ficht® direct fuel injection technology.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

Further Information: Elisabeth Gruber
Public Relations & Communications
Bombardier-ROTAX GmbH & Co. KG
07246 601 202
elisabeth.gruber@rotax.bombardier.com

www.recreation.bombardier.com
www.rotax.bombardier.com

PRESS RELEASE

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER SIGNS 2,250th DEALERSHIP

Engine Manufacturer Reaches Milestone

STURTEVANT, Wis., November 6, 2002 – Bombardier Recreational Products announces that one year after manufacturing its first outboard engine, it has signed its 2,250th American dealership, Pompano Beach Marine Center, Inc., Pompano Beach, Fla.

"In one year we have reached a milestone," said Ben Lafortune, Vice President Sales and Marketing. "In a short time, we have provided owners of Evinrude® and Johnson® outboard engines access to our brand through an optimal number of dealers. This was key to facilitate service to existing and new customers."

"We have many Evinrude and Johnson outboard engine owners in the area, and we're pleased we can service them as well as reach new customers," said Pompano Beach Marine Center president, Jerry Johnson. The dealership first began selling Evinrude and Johnson outboard engines in 1969, and since that time has maintained a full-service parts and service department. The full-line dealership will sell Evinrude and Johnson outboard engines in addition to providing full-service for parts and accessories.

"Bombardier is serious about what they're doing, and we expect more good things. We're excited to be a part of this," added Johnson. The commitment to durability, quality and reliability that Bombardier has demonstrated with Evinrude and Johnson outboard engines has convinced many dealers that Bombardier delivers on its promises.

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier™ ATVs, Sea-Doo® watercraft and sport boats, Bombardier Fish Hawk™ fishing boats as well as Evinrude® and Johnson® outboard marine engines and Ficht® direct fuel injection technology.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information: Ann Stawski
Senior Coordinator, Public Relations
Boats and Outboard Engines
(262) 884-5494
ann.stawski@recreation.bombardier.com

http://www.recreation.bombardier.com

PRESS RELEASE

03 FEB -5 AM 7:21

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER SELLS FISH HAWK

STURTEVANT, WIS., Nov. 7, 2002 – Bombardier Recreational Products has agreed to sell its Fish Hawk™ fishing boat line to Genmar for an undisclosed price. The sale will enable Bombardier to increase its focus on the production of its increasingly popular Sea-Doo® Sport Boat models and its renowned Evinrude® and Johnson® outboard engines.

"By focusing on outboards and sport boats, we choose to be an outboard engine designer and manufacturer rather than an outboard boat builder, making it easier to concentrate on our growing relationship with our OEM outboard boat builders," said Roch Lambert, Vice President and General Manager, Boats and Outboard Engines Division.

"We've seen a steady increase in the demand for sport boats and it's a trend we expect to continue," said Lambert. "Our future success resides in that category and in the outboard engines business, where we already have raised the bar for innovation, performance, quality and customer satisfaction."

Fish Hawk boat production augmented the ongoing production of sport boats at the division's Benton, Ill., plant. The Benton plant employs 450 people. Bombardier expects no significant effect on its workforce in Benton due to the sale of Fish Hawk. Although it has sold its Fish Hawk line, Bombardier will fulfill its warranty and service obligations to dealers and consumers on Fish Hawk boats it had manufactured prior to the sale.

About Genmar

Genmar, with approximately 6,000 employees and 12 manufacturing centers in the United States and Canada, is the world's largest builder of recreational boats and the industry's technological leader. Genmar boat brands include Aquasport®, Carver®, Champion®, Crestliner®, Four Winns®, Glastron®, Hydra-Sports®, Larson®, Lowe®, Lund®, Martinique®, Ranger®, Seaswirl®, Stratos®, Triumph® and Wellcraft®.

®Trademarks of Genmar.

About Bombardier Recreational Products

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier™ ATVs, Sea-Doo® watercraft and sport boats, as well as Evinrude® and Johnson® outboard marine engines and Ficht® direct fuel injection technology.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ending Jan. 31, 2002, stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

®,™Trademarks of Bombardier Inc. or its subsidiaries.

For information: Ann Stawski
Senior Coordinator, Public Relations
Boats and Outboard Engines
(262) 884-5494
ann.stawski@recreation.bombardier.com

PRESS RELEASE

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER SIGNS AGREEMENT WITH GENMAR TO SUPPLY EVINRUDE AND JOHNSON OUTBOARD ENGINES

STURTEVANT, Wis., Dec. 3, 2002 – Bombardier Recreational Products announces it has signed an original equipment manufacturer ("OEM") engine supply agreement with Genmar Holdings, Inc. (Genmar), of Minneapolis, Minnesota. Bombardier currently supplies Evinrude® and Johnson® outboard engines to power 14 of the Genmar boat brands marketed throughout North America and abroad.

"We are pleased to have secured this OEM supply agreement with Genmar because these brands reach boating enthusiasts in nearly every segment of the marine marketplace, from avid fishermen to waterskiers and boating families who simply enjoy spending a day on the water," said Ben Lafortune, Vice President, Sales and Communications, Boats and Outboard Engines Division. "Bombardier is focused on designing and building top-quality products like the Evinrude Direct Injection outboard engines that deliver an exceptional on-water experience. Boaters who purchase a Genmar boat packaged with a Bombardier-built engine will find that our top-quality products help to make that experience extraordinary."

Genmar, with approximately 6,000 employees and 12 manufacturing centers in the United States and Canada, is the world's largest builder of recreational boats and the industry's technological leader. The Genmar boat brands that will offer Evinrude and Johnson outboard engines as power are: Aquasport†, Champion†, Crestliner†, Four Winns†, Glastron†, Hydra-Sports†, Larson†, Lowe†, Lund†, Ranger†, Seaswirl†, Stratos†, Triumph†, and Wellcraft†.

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier® ATVs, Sea-Doo® watercraft and sport boats as well as Evinrude® and Johnson® outboard marine engines and Ficht® direct fuel injection technology.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information: Ann Stawski
Senior Coordinator, Public Relations
Boats and Outboard Engines
(262) 884-5494
ann.stawski@recreation.bombardier.com

http://www.recreation.bombardier.com

03 FEB -5 AM 7:21

BACKGROUNDER

BOMBARDIER
RECREATIONAL PRODUCTS

AQUASPORT

"With Evinrude® and Johnson® outboard engines available on our full line of Aquasport† boats, we can offer our customers a complete saltwater package that delivers a great on-water experience," said Richard Anderson, Aquasport General Manager. "Building top quality boats equipped with quality-built, reliable power to provide that experience is the hallmark of the Aquasport line."

Aquasport, based in Sarasota, Fla., offers a full line of fiberglass fishing boats that are designed for offshore and big inland water use. The line includes 14 models, ranging in length from 16- to 27-feet in length, that offer dependability, performance and "fishability" to appeal to experienced saltwater anglers, recreational divers and family boaters.

CHAMPION BOATS

"Champion† boats feature the quality and peak performance boaters expect from an industry leader," said Champion President, Gary Clouse. "To meet those expectations, we need to make certain our boats are packaged with the right equipment – from the on-board electronics to the outboard engine on the transom. With an Evinrude® or a Johnson® outboard engine, we are confident we have the best package for our customers."

Champion Boats, based in Murfreesboro, Tenn., was acquired by Genmar Holdings, Inc., in March of this year. The current line of boats includes more than a dozen models ranging from 18- to 24-feet in length.

CRESTLINER

"Crestliner has a legacy of leading the market with innovative technology since 1946, offering aluminum pleasure boats that are affordable and provide memorable on-water experiences," said Al Kuebelbeck, Crestliner President. "Like Crestliner, Evinrude® and Johnson® outboard engines have a legacy of technological innovation that spans several decades. With an Evinrude or Johnson outboard engine on the transom, Crestliner will continue to lead the market with products that deliver the boating experience our customers expect."

Based in Little Falls, Minn., Crestliner offers the market a complete line of aluminum fish & ski, sport fishing cruisers, utility, bass and fishing boats, pontoons and deck boats, all of which feature rivet-free, UniWeld construction. Crestliner is one of three boat builders that sponsor the $2.9 million Wal-Mart RCL Walleye Series fishing tournaments. With its Evinrude® direct injection outboard engines, Bombardier also sponsors the Wal-Mart RCL Walleye Series.

FOUR WINNS

"Offering Evinrude® and Johnson® outboard engines on our Freedom† and Horizon† models enables us to target customers in markets where outboard power is the power of choice," said John Anderson, Four Winns President. "These boats, when equipped with Evinrude and Johnson outboard power, offer the peak on-water performance for boaters who like to ski, tube or wakeboard. They are also lighter, which makes them easy to tow using a smaller vehicle."

Four Winns, based in Cadillac Mich., produces four lines of recreational power boats, including open bow and cuddy cabin models, deck boats and mid-cabin cruisers. All Four Winns boats feature Four Winns' patented Stable-Vee† hull design, which provides superior performance, lateral stability and smoother maneuverability than conventional deep-vee designs.

GLASTRON

"Glastron builds some of the industry's most popular entry-level and mid-range boats that offer exceptional on-water performance and superior value for boaters," said Bruce Sargent, Glastron General Manager. "When equipped with a Johnson® or Evinrude® outboard engine, our boats plane extremely well at minimum speeds, quickly reach impressive top-end speeds, deliver exceptional fuel economy and provide smooth handling when maneuvering."

Glastron, based in Little Falls, Minn., focuses on manufacturing trailerable, fiberglass boats, which include 21 models that range in size from 17- to 27-feet in length. Glastron was the first boat builder to introduce boats that feature hulls designed with the revolutionary new VEC† (Virtual Engineered Composites†) process. VEC is a computerized, closed-mold lamination process that enables Glastron to manufacture hulls that provide the ultimate in structural integrity, uniformity and durability.

HYDRA-SPORTS

"Owners of Hydra-Sports† boats accept no compromises when it comes to the durability, quality and reliability of the sport fishing rig they run," said Chris Wainscott, Hydra-Sports General Manager. "The offshore boats we market are equipped to standup to the most demanding offshore environments, from the construction of the hull to the engines that power them."

"By offering Evinrude® and Johnson® outboard engines on our boats, we can deliver the performance and reliability our customers expect from their Hydra-Sports boat," Wainscott added.

Hydra-Sports Boats is based in Sarasota, Fla., where the company builds its full line of fiberglass offshore fishing boats. The Hydra-Sports line features 14 models that range in length from 18- to 28-feet, which are available in center console, dual console and walk-around configurations.

LARSON BOATS

"At Larson experience is everything," said Larson General Manager, Tom Bjorge. "For more than three generations Larson has built boats that offer thrilling rides, combined with luxury, comfort and convenience. By including Evinrude® and Johnson® outboard engines as standard power for our boats, we can continue to deliver products that measure up to our customers' expectations."

Based in Little Falls, Minn., Larson Boats produces 19 fiberglass boat models, ranging in length from 18- to 33-feet, featuring some of the highest-grade materials and one of the marine industry's most advanced boat-building technologies – Virtual Engineered Composites† (VEC†). The VEC process significantly reduces production time and eliminates up to 90 percent less styrene during the fiberglass lamination process. Larson markets its line of boats throughout North America, as well as in 14 countries abroad.

LOWE INDUSTRIES

"Lowe has built high-quality, high-value boats that have delivered countless hours of on-water fun for boating families, sport anglers and enthusiasts for more than 50 years," said Les Crawford, Lowe Industries General Manager. "Our customers expect a lot from their Lowe† boat. And we deliver, from the superior design of our boats to the quality of the materials we use to build them and the Evinrude® and Johnson® outboard engines used to power them."

Based in Lebanon, Mo., Lowe offers 191 boat models designed to meet the discriminating needs of family anglers and boating enthusiasts alike. Their range of models, from the 10-foot "Little Jon" model to the flagship 25-foot luxury Jamaica† 250 pontoon, fit every family's lifestyle and budget. Lowe also markets its boats under brand banners that include Roughneck†, all-welded boats; Sea Nymph†; and Suncruiser† pontoon and deck boats.

LUND

"We are pleased to offer Evinrude® and Johnson® outboard engines on our boat packages for the 2003 model year," said Larry Lovold, Lund President. "The quality and reliability of Bombardier-built outboard engines will enhance the overall value of the packages we offer our dealers and their customers."

Lund Boats, based in New York Mills, Minn., offers more than 70 models, from 12- to 21-feet in length, to meet the highest demands of resort owners; professional guides and anglers; boating enthusiasts and their families. Lund is one of three boat builders that sponsors the $2.9 million Wal-Mart RCL Walleye Series fishing tournaments. Evinrude® outboard engines also sponsors the Wal-Mart RCL Walleye Series.

RANGER BOATS

"Quality, craftsmanship, innovation, and a passion for excellence, have served as the foundation of Ranger Boats since the company was founded by Forrest L. Wood nearly 35 years ago," said Ranger Boats President, Randy Hopper. "We have a long-standing tradition of building boats that set benchmark standards for our industry.

"Our 2003 boats will reflect a continuation of that tradition as we power them with Evinrude® and Johnson® outboard engines, which are built with a similar commitment to product excellence," Hopper said.

Ranger Boats, of Flippin, Ark., offers more than 70 models, which include Limited Series, bass, fish-n-play, multi-species and saltwater flats and bay boats, that range from 8- to 23-feet in length. Ranger is the sponsor of the Wal-Mart FLW Series. Ranger is also one of three boat builders that sponsor the $2.9 million Wal-Mart RCL Walleye Series fishing tournaments. With its Evinrude® direct injection outboard engines, Bombardier also sponsors the Wal-Mart RCL Walleye Series.

SEASWIRL BOATS

"Innovation, quality, durability and value are the cornerstones for every boat we build," said Curt Olson, Seaswirl Boats President. "When you combine nearly five decades of boat building experience with today's innovations, including boat and engine designs, you get many years of memorable boating experiences.

"Powering our boats with Evinrude® and Johnson® outboard engines enables us to match our innovative boat designs with some of the industry's most technologically advanced engines," said Olson. "We are excited to offer Evinrude and Johnson engines on our 2003 model line-up."

Seaswirl has focused on building boats that offer one of America's best family boating values for more than 48 years. Seaswirl offers 25 boats that range from 17-feet to 29-feet in length. Models include bowrider runabouts, center and dual console fishing boats, sport cabin, and cuddy cabin walk-arounds.

STRATOS BOATS

"With Evinrude® and Johnson® outboard engines, we can offer our customers a boat package that delivers on our promise of performance," said Gary Clouse, Stratos Boats President. "We also can provide our customers with the industry's top outboard engines in terms of durability, quality and reliability. It's a perfect match for Stratos Boats."

Stratos Boats, based in Murfreesboro, Tenn., feature industry-leading 100-percent composite hull designs that deliver maximum performance and smooth handling.

TRIUMPH BOATS

"Triumph† boats are built using one of the most advanced and state-of-the-art, high-tech manufacturing processes in the marine industry," said Jay Hood, Triumph Boats President. "The boats we build are virtually indestructible and provide a lifetime of low maintenance use."

"Evinrude® and Johnson® engines are a perfect fit for Triumph boats because they offer the durability, quality and reliability that is directly in line with our goal of building the industry's finest boats," Hood added.

Triumph Boats, based in Durham, N.C., offers 13 boat models ranging in length from 12- to 21-feet. Triumph builds the 'World's Toughest Boats†,' a claim based on the company's exclusive Roplene† construction process. Roplene constructed boats are seamless, molded as one unit in massive, computer-controlled ovens, rather than separate hull-deck parts. There are no gaps in hull and deck alignment that require rub-rails to conceal, and no thin gelcoat color layers like fiberglass. With a Roplene hull, color carries through the entire material.

WELLCRAFT BOATS

"Boaters know that Wellcraft† boats are built to the highest standards of quality and offer the highest levels of customer satisfaction," said Steve Callahan, Wellcraft General Manager. "Wellcraft owners will not compromise when it comes to the durability, quality, and reliability of the equipment on their boats.

"By offering Evinrude® and Johnson® outboard engines, we can deliver the world-class performance and reliability our customers expect from a Wellcraft sport boat," Callahan said.

Wellcraft Boats, based in Sarasota, Fla., is owned by Genmar Holdings, Inc. Wellcraft offers fishing boats, sport boats, sport cruisers and Scarab performance boats ranging in length from 16- to 47-feet. Wellcraft boats are well known for their world-class performance, style and quality.

PRESS RELEASE

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER ENTERS STRATEGIC SUPPLY AGREEMENT WITH GROUPE BENETEAU

Evinrude and Johnson focused on building strategic business alliances.

Paris, France, December 6, 2002 - Bombardier Recreational Products announced today it has secured an agreement to supply Evinrude® Direct Injection and Johnson® 2-stroke outboard engines to one of Europe's most successful boat builders, Groupe Bénéteau. Groupe Bénéteau manufactures the prestigious Bénéteau and Jeanneau brands of sail- and motor boats.

"Our focus has been to develop a strategic business relationship with a leading boat builder who shares our business ideals and offers premium quality, market-leading products and superior customer service", said Michel Hade, Vice President of International Sales and Marketing for Bombardier Recreational Products. "With our Evinrude and Johnson outboards, Jeanneau and Bénéteau will be able to offer products and packages that take quality to new levels and deliver value over competitive products on the market."

"We want to do business with industry leaders who have strong business models that demonstrate stability, professionalism and growth potential throughout their entire operations", added Hade.

According to Hade, one of the key factors in securing this supply agreement has been Bombardier's strong reputation for offering products that exceed customers' expectations for durability, quality and reliability.

Engineers from both Bombardier and Groupe Bénéteau worked together to define the best boat/engine combination possible, offering customers a range of packages that deliver both high performance and best value.

Evinrude outboard engines use direct injection technology whereby fuel is injected directly into the combustion chamber allowing these engines to benefit from the power to weight ratio of a

2-stroke engine, yet match or exceed the fuel efficiency, environmental responsibility of 4-stroke engines and the strictest emission standards. Johnson's conventional 2-stroke engines provide owners with an outstanding power to weight ratio.

The Evinrude and Johnson brands were purchased by Bombardier in March 2001.
Taking experience from its recreational, aerospace and transportation sectors in terms of durability, quality and reliability, the new outboard manufacturing facility in Sturtevant, Wisconsin was recently cited by Fortune magazine as one of the 'elite' manufacturing facilities in the U.S.A.

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier® ATVs, Sea-Doo® watercraft and sport boats as well as Evinrude® and Johnson® outboard marine engines and Ficht® direct fuel injection technology.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For more information:

Ada Nazzari
Communications, International Sales & Marketing
Bombardier Recreational Products
+ (450) 461-7737
ada.nazzari@recreation.bombardier.com

Bart Vandenborre
Director of Sales
Western Europe, Middle East & Africa
Bombardier Recreational Products
+32-9-272-6340
bart.vandenborre@recreation.bombardier.com

03 FEB -5 AM 7:21

PRESS RELEASE

JOHN DEERE

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER, DEERE ANNOUNCE STRATEGIC ALLIANCE FOR PRODUCT DEVELOPMENT

Valcourt, Québec, Canada and Moline, Illinois, U.S., January 23rd, 2003 - Bombardier and Deere & Company will develop new wheeled utility vehicles and technologies under a strategic alliance announced today.

The alliance will combine the efforts of Deere's Worldwide Commercial & Consumer Equipment Division and Bombardier Recreational Products to produce creative new concepts aimed at expanding the business opportunities for both companies. The result should provide more and even better products for their respective customers and authorized dealers.

"John Deere has an excellent history of engineering products that add to the productivity of our customers," said John Jenkins, President of Worldwide Commercial & Consumer Equipment at Deere. "Pooling our resources with a market leader such as Bombardier strengthens our total investment in research and development."

The first product resulting from this alliance will be a line of new John Deere branded utility vehicles derived from a Bombardier All-Terrain Vehicle (ATV) platform, to be launched initially in Canada and the United States by the end of 2003. The products will be manufactured by Bombardier at their Valcourt, Québec facility.

"Bombardier is very proud of this agreement because it is the recognition, by a highly reputed global leader such as Deere and Company, of the quality of our products and of our leadership position as an innovator," said José Boisjoli, President of the Snowmobiles, Watercraft and ATV Division of Bombardier Recreational Products.

Bombardier has been designing and manufacturing utility and motorized recreational vehicles for over sixty years. While Bombardier's Snowmobiles, Watercraft and ATV Division offers various products for the recreational user, Deere focuses on products that make customers' work easier and more fulfilling.

"We believe this alliance is a good fit," said Boisjoli. "In this effort, we will work together to develop new solutions for an ever-changing marketplace." "This is an exciting opportunity for John Deere and Bombardier to jointly leverage our combined technological expertise," said John Deere's Jenkins. "The two companies are similar in size and culture and both have a history of high quality products supported by outstanding service and support."

Both companies have targeted the announcement of new products resulting from this alliance before the end of 2003.

About John Deere

Deere & Company (NYSE: DE) is the world's leading producer of equipment for agriculture and forestry, a major manufacturer of equipment used in construction and lawn, grounds and turf care, and engines used in heavy equipment. Additionally, through company subsidiaries, Deere provides financial services and other related activities that support the core businesses. The John Deere Worldwide Commercial & Consumer Equipment Division manufactures and distributes a full line of lawn care equipment for residential, commercial, and golf and turf applications. The extensive lineup includes lawn and garden tractors, walk-behind lawn mowers, hand-held equipment, GATOR* Utility Vehicles, compact utility tractors, and commercial mowing equipment.

About Bombardier

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier™ ATVs, Sea-Doo® watercraft and sport boats as well as Evinrude® and Johnson® outboard marine engines and Ficht® direct fuel injection technology.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademark of Deere & Company

®,™ Trademarks of Bombardier Inc. or its subsidiaries.

For information:

Ken Golden
Manager, Public Relations
Deere & Company
(309) 765-5678

Marc R. Lacroix
Director, Communications
and Public Relations
Snowmobiles, Watercraft and ATV
Bombardier Recreational Products
(450) 532-6454
marcr.lacroix@recreation.bombardier.com

http://www.recreation.bombardier.com

PRESS RELEASE

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER SECURES ENGINE SUPPLIER AGREEMENT WITH OVER 90 BOAT MANUFACTURERS

Sturtevant, Wisconsin, Jan. 24, 2003 – Bombardier Recreational Products announces it has secured agreements with over 90* United Marine Manufacturers Association (UMMA) affiliated and independent boat manufacturers to supply Evinrude® and Johnson® outboard engines as power for their boat lines.

"We are pleased to have our Evinrude and Johnson engines offered as standard equipment on boats built by companies that are leaders in the markets they serve. These agreements recognize the quality of Bombardier's products and the technological advantages they offer," said Ben Lafortune, Vice President, Sales and Communications, Boats and Outboard Engines Division. "Providing engines to power top-quality boats enables Bombardier to reach a wide range of boaters who demand an outboard engine that delivers the durability, quality and reliability they expect."

The independent manufacturers include:

- A1A Nautical, Inc.
- Advanced Outdoors, Inc.
- Alumacraft Boats
- American Fiberglass, Inc.
- Angler Boats
- BayMaster Boats
- Bayshore Boats
- Bell Boats, Inc.
- Big O Boats
- Boulton Powerboats Inc.
- Bumble Bee Boats, LLC.
- Carolina Skiff
- Checkmate Boats
- Custom Boat Works
- DanMar Powercats
- Dargel Boat Works, Inc.
- Duratech, Inc.
- Fiberglass Works
- Fiesta Marine Products
- Flats Cats Boats
- Florida Boat Works, Inc.
- Four Ward Motion Inc. (War Eagle Boats)
- Godfrey Marine
- Gold-Line Boats
- Harris-Kayot
- Intercoastal Inc. (Apex Inflatables)
- Intrepid Boats
- Intrepid Southeast
- Island Marine Products, Inc.
- JC Manufacturing, Inc.
- K & F Enterprises

- Duck Wrangler Boats
- Leisure Kraft Pontunes, Inc.
- Marsh Brothers, Inc.
- Master Boat Builders, LLC
- Maurell Products, Inc.
- Nautic Star
- Ocean Master
- Palm Beach Marinecraft
- Penn Craft LLC
- Rinalli Boats
- Sea Arrow Marine
- Lake Raider
- Sea Strike
- Sierra Boats, LLC
- Sundancer Pontoons
- Triton Boats
- Vivian Industries
- Waco Manufacturing, Inc.
- Weeres Industries
- Weld-craft Manufacturing
- Zodiac of North America.

The UMMA affiliated companies include:

- Action Craft, Inc.,
- Aluma-Weld, Inc. (Xpress Boats)
- Arima Marine International, Inc.
- Bass Cat Boats, Bennington Marine
- Blazer Boats
- Duracraft
- Duromarine
- Fabbro Marine Group, Inc. (Cape Horn)
- Dusky Marine, Inc.
- Forrest River, Inc.
- Gambler Boats/Maritec Industries
- Hewes Marine Company
- Jefferson Yachts, Inc.
- KenCraft Manufacturing, Inc.
- Kevcon Corporation (Misty Harbor Boats) Key West Boats, Inc.
- Landau Boats
- Lannes K. McKee & Co., Inc.
- May-Craft Boats
- Northport, Inc.
- Osprey Boat Co.
- Parks Manufacturing
- Playbuoy Pontoon Manufacturing
- Playcraft/Charger
- Premier Marine, Inc.
- Pro-Gator Boats
- Pro-Sports
- SeaArk Boats, Inc.
- Sea Hunt Boat Manufacturing, Inc.
- Sea Pro Boats, Inc.
- SeaVee Boats
- SmokerCraft/Sylvan Boats
- Stamas Yachts
- Sundance Boats
- Thomas Marine Manufacturing, Inc.
- Triton Industries
- Twin Vee Powercats Boats
- United Marine Corporation
- Woolridge Boats

Bombardier Recreational Products designs, develops, builds, distributes and markets utility vehicles, Rotax® engines, Ski-Doo® and Lynx® snowmobiles, Bombardier™ ATVs, Sea-Doo® watercraft and sport boats as well as Evinrude® and Johnson® outboard marine engines and Ficht® direct fuel injection technology.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Engine Manufacturers with signed agreements as of January 17, 2003.

For information: Ann Stawski
Senior Coordinator, Public Relations
Boats and Outboard Engines
(262) 884-5494
ann.stawski@recreation.bombardier.com

http://www.recreation.bombardier.com